UNIVERSAL SAFETY PRODUCTS, INC.

11407 Cronhill Drive, Suite A

Owings Mills, MD 21117-3586

September 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Safety Products, Inc. Registration Statement on Form S-1/A (File No. 333-290304)

Ladies and Gentlemen:

Universal Safety Products, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Wednesday, September 24, 2025, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to Kenneth Schlesinger, our outside counsel, at (212) 451-2252 or KSchlesinger@olshanlaw.com.

Very truly yours,

UNIVERSAL SAFETY PRODUCTS, INC.

By:	/s/ Harvey B. Grossblatt
Harvey B. Grossblatt
President and Chief Executive Officer

cc:	Kenneth Schlesinger, Esq.
Spencer G. Feldman, Esq.